Exhibit 99.1

OKYO Pharma Announces Filing of an Investigational New Drug (IND) Application for OK-101 to Treat Neuropathic Corneal Pain (“NCP”)

●	OKYO plans to initiate a 40-patient OK-101 open-label clinical trial in Q1 2024 with Dr Pedram Hamrah, Tufts Medical Center, as Principal Investigator, a leading expert in treating patients with NCP.
●	Second clinical indication for OK-101 which is currently in 240-patient Phase 2 clinical trial to treat dry eye disease, with top-line data anticipated in December 2023.

London and New York, NY, October 9, 2023. OKYO Pharma Limited (NASDAQ: OKYO), a clinical stage biopharmaceutical company developing innovative therapies for the treatment of inflammatory dry eye disease (“DED”), a multi-billion-dollar market, and for neuropathic corneal pain, a severe ocular condition with no FDA approved therapy, today announced that it filed an Investigational New Drug (IND) application with the U.S. Food and Drug Administration (FDA) for the development of OK-101 to treat Neuropathic Corneal Pain (NCP). Study enrollment is planned to commence during Q1 2024 following IND allowance by the FDA.

NCP remains a major unmet medical need for the ocular community, as there is no FDA-approved drug to treat NCP and this trial provides the opportunity to establish OK-101’s potential to treat this condition. The open-label trial will provide an opportunity to evaluate the safety and efficacy of OK-101 for NCP in a real-world clinical setting, fostering a better understanding of its potential benefits for patients.

The NCP trial will be led by Pedram Hamrah, MD, Professor and Vice Chair of Research and Academic Programs, Co-Director of the Cornea Service and Director of the Center for Translational Ocular Immunology at Tufts Medical Center. An ophthalmologist and a clinician-scientist, Dr. Hamrah is a leading expert in NCP and co-inventor on the OK-101 patent. He is a member of OKYO’s Scientific Advisory Board and plans to serve as Principal Investigator of the study, which will be conducted at Tufts Medical Center.

“NCP, which can exhibit as a severe, chronic or debilitating condition in patients suffering from a host of ophthalmic conditions, is presently treated by various topical and systemic treatments in an off-label fashion,” said Dr. Hamrah. “However, there are no approved commercial treatments currently available for this condition, and consequently we are looking forward to initiating the clinical trial to investigate the potential efficacy of OK-101 to treat symptoms of NCP.”

“We are excited about OK-101’s dual combination of anti-inflammatory ocular activity and NCP reducing activity and are eager to evaluate this drug to treat NCP while awaiting the top-line data for OK-101 from the ongoing Phase 2 DED trial which is planned for released in December 2023,” said Dr. Gary S. Jacob, CEO of OKYO.

About OK-101

OK-101 is a lipid conjugated chemerin peptide agonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response. OK-101 was developed using a membrane-anchored-peptide (MAP) technology to produce a novel long-acting drug candidate for treating dry eye disease. OK-101 has been shown to produce anti-inflammatory and pain-reducing activities in mouse models of dry eye disease and corneal neuropathic pain, respectively, and is designed to combat washout through the inclusion of the lipid ‘anchor’ contained in the drug molecule to enhance the residence time of OK-101 within the ocular environment. OK-101 is currently in a Phase 2, multi-center, double-masked, placebo-controlled trial to treat dry eye disease.

About the OK-101 Phase 2 DED Trial Design

This phase 2, multi-center, randomized, double–blinded, placebo-controlled study is designed to enroll approximately 240 subjects with DED who are being randomly divided into 3 cohorts of 80 patients. Participants are being selected based on specific inclusion and exclusion criteria. The three cohorts include one cohort treated with placebo, a second cohort treated with 0.05% OK-101, and the third cohort receiving 0.1% OK-101. The drug and placebo, respectively, are being administered in both eyes twice daily for 12 weeks. The duration of a patient’s treatment is approximately 14 weeks, including a 2-week run-in period, to address the placebo effect, which is common for trials involving a pain component, followed by 12 weeks of treatment. The protocol for the study includes two prespecified primary endpoints and a number of secondary endpoints. Further details regarding the specifics of the trial are posted on the clinicaltrials.gov public website (clinicaltrials.gov Identifier: NCT05759208 or https://clinicaltrials.gov/ct2/results?term=Okyo&cond=Dry+Eye+Syndromes).

About OKYO

OKYO Pharma Limited (NASDAQ: OKYO) is a clinical stage biopharmaceutical company developing innovative therapies for the treatment of inflammatory DED) and NCP, with ordinary shares listed for trading on the NASDAQ Capital Market. OKYO is focused on the discovery and development of novel molecules to treat inflammatory DED and ocular pain. OKYO presently has a 240-patient phase 2 trial of OK-101 underway to treat patients with DED, and also has plans underway for the opening of a 40-patient trial of OK-101 to treat NCP in patients with this debilitating condition. For further information, please visit www.okyopharma.com.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements, including with respect to the anticipated timing of completion of enrolment of the Company’s Phase 2 trial of topical ocular OK-101 to treat DED and the release of top-line data therefrom. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry, its beliefs, and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further information, please visit the Company’s website at www.okyopharma.com

The person who arranged for the release of this announcement on behalf of the Company was Gary S. Jacob, Ph.D., Chief Executive Officer of OKYO.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	U.S. 917-497-7560

Investor Relations	Paul Spencer	+44 (0)20 7495 2379

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